SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 22, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Pictures Networks India announces Signing of Exclusive Non-Binding Term Sheet with respect to a Merger of Sony Pictures Networks India and Zee Entertainment Enterprises Ltd.

September 22, 2021
Sony Group Corporation

Sony Pictures Networks India announces Signing of Exclusive Non-Binding
Term Sheet with respect to a Merger of Sony Pictures Networks India and
Zee Entertainment Enterprises Ltd.

September 22, 2021, – Sony Pictures Networks India (“SPNI”), a wholly-owned subsidiary of Sony Group Corporation, announced today that it has signed an exclusive, non-binding Term Sheet with respect to a proposed merger of SPNI and Zee Entertainment Enterprises Ltd., a publicly listed Indian media and content company.  For further detail, please refer to the attached press release.

SONY PICTURES NETWORKS INDIA SIGNS EXCLUSIVE NON-BINDING TERM SHEET WITH
ZEE ENTERTAINMENT

Combined Company Would be a Market Leader Across Genres & Languages in
Linear and Digital Distribution

[Mumbai – September 22, 2021] Sony Pictures Networks India (SPNI) and Zee Entertainment Enterprises Ltd. (ZEEL) today announced that they have entered into an exclusive, non-binding Term Sheet to combine both companies’ linear networks, digital assets, production operations and program libraries.  The non-binding Term Sheet provides an exclusive negotiation period of 90 days during which ZEEL and SPNI will conduct mutual diligence and negotiate definitive, binding agreements.  The combined company would be a publicly listed company in India and be better positioned to lead the consumer transition from traditional pay TV into the digital future.
The merger of ZEEL and SPNI would bring together two leading Indian media network businesses, benefitting consumers throughout India across content genres, from film to sports.  The combined company is expected to benefit all stakeholders given strong synergies between ZEEL and SPNI.

Under the terms of the non-binding Term Sheet, Sony Pictures Entertainment, the parent company of SPNI, would invest growth capital so that SPNI has a cash balance of approximately USD $1.575 billion at closing for use to enhance the combined company’s digital platforms across technology and content, ability to bid for broadcasting rights in the fast-growing sports landscape and pursue other growth opportunities. Sony Pictures Entertainment would hold a majority stake in the combined company. Current ZEEL Managing Director & CEO Punit Goenka is to lead the combined company.  The combined company’s board of directors would include directors nominated by Sony Group and result in Sony Group having the right to nominate the majority of the board members.

It is anticipated that a final transaction would be subject to completion of customary due diligence, negotiation and execution of definitive binding agreements, and required corporate, regulatory and third party approvals, including ZEEL shareholder vote.

About Sony Pictures Networks India (SPNI):  Sony Pictures Networks India (SPNI), is an indirect wholly owned subsidiary of Sony Group Corporation, Japan. SPNI has several channels including Sony Entertainment Television (SET and SET HD), one of India's leading Hindi general entertainment television channels; MAX, India's premium Hindi movies and special events channel; MAX 2, another Hindi movie channel showcasing great India Cinema; MAX HD, a high definition Hindi movie channel airing premium quality films; WAH, the FTA channel for Hindi movies; SAB and SAB HD the family-oriented Hindi comedy entertainment channels; PAL, a genre leader in rural Hindi speaking markets (HSM) showcasing the best of Hindi general entertainment and Hindi movies from SPNI’s content library; PIX and PIX HD, Sony BBC Earth and Sony BBC Earth HD, the premium factual entertainment channels, Sony AATH, the Bangla entertainment channel; YAY!, the kids entertainment channel; sports entertainment channels – SONY SIX, SONY SIX HD, SONY TEN 1, SONY TEN 1 HD, SONY TEN 2, SONY TEN 2 HD, SONY TEN 3, SONY TEN 3 HD; SONY TEN 4, SONY TEN 4 HD; Sony मराठी, the Marathi general entertainment channel; SonyLIV - the digital entertainment VOD platform; and Studio NEXT the independent production venture for original content and IPs for TV and digital media. SPNI reaches out to over 700 million viewers in India and is available in 167 countries.
About ZEE Entertainment Enterprises Ltd.: Zee Entertainment Enterprises Ltd. is a media & entertainment powerhouse offering entertainment content to diverse audiences. With a presence in over 173 countries and a reach of more than 1.3 billion people around the globe, ZEEL is among the largest global content companies across genres, languages, and platforms. ZEEL is present across broadcasting, movies, music, digital, live entertainment and theatre businesses, both within India and overseas, with more than 260,000 hours of television content and houses the world’s largest Hindi film library with rights to more than 4,800 movie titles across various languages. ZEEL has also produced several movies for theatrical release and is the fastest growing music label in India. It has presence in the digital space with ZEE5 and has also ventured into live events.

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